FINANCIAL GOAL SECURITIES, INC.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
DECEMBER 31, 2015

Computation of net capital

Common stock	$ 10,000	
Additional paid-in capital	22,833	
Retained earnings	$ 76,301	
Total stockholders' equity		$ 109,134
Less: Non-allowable assets		
Prepaid expenes	(291)	
Advances to shareholders	(31,846)	
Deposits	(1,700)	
Receivables, non-allowable portion	(60,082)	
Total non-allowable assets		(93,919)
Net Capital		15,215
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 1,909	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 10,215
Aggregate indebtedness		$ 28,630

Ratio of aggregate indebtedness to net capital 1.88 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.